O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  RNEBEL@OLSHANLAW.COM

DIRECT DIAL:  212.451.2279

March 17, 2017

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical, Inc. Soliciting Material Under Rule 14a-12 (the “Soliciting Material”) Filed March 2, 2017 by Richmond Brothers, Inc. et al. File No. 000-23661

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 15, 2017 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our clients, Richmond Brothers, Inc. and Mark H. Ravich and the other participants in their solicitation (collectively, “Richmond Ravich”), and provide the following responses on Richmond Ravich’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Material.

General

1.	We understand that, starting in February 2016, Richmond Brothers and certain members of its Schedule 13D group, along with other persons, began corresponding with the company seeking to influence policies, management and actions of the company. Please provide an analysis as to whether Richmond Brothers timely filed on Schedule 13D to disclose this activity and the existence of the group.

Richmond Ravich acknowledges the Staff’s comment and has requested that the following supplemental disclosure be provided to the Staff. Beginning in early 2016, Mark H. Ravich had discussions with David S. Richmond, Chris Paxos, Jay F. Joliat, David Hagelstein and a now-deceased shareholder, among others, regarding the performance of the Company and its issues. Mr. Ravich asked the other shareholders to join with him in corresponding with the Company, and thereafter sent several letters and emails expressing their common concerns to the Company’s Chairman and CEO, Robert Chioini. Richmond Ravich advises that, to its knowledge, such parties had no formal or informal understanding with respect to the voting or disposition of the securities of the Company or any agreement or arrangement to take concerted action on such matters. Such parties were like-minded shareholders who shared certain concerns and had suggestions for Mr. Chioini to consider in his capacity as the Company’s CEO.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 17, 2017

Each of Mr. Richmond and Mr. Ravich respectfully maintains that neither was ever a member of any group with any other shareholder for reporting purposes under Section 13(d) of the Exchange Act, before February 2017. Each of Mr. Richmond and Mr. Ravich exercised complete autonomy with respect to their respective investments in, and communications with, the Company. Richmond Ravich became a group in February 2017 when Mr. Richmond and Mr. Ravich decided to take concerted action with respect to the Company, at which time they timely filed a Schedule 13D. While Mr. Richmond and Mr. Ravich do not deny that they sought to have discussions with management of the Company in February 2016, such communications were not pursuant to any shareholder agreement or other agreement or understanding (whether formal or informal) to act in concert with respect to acquiring, holding, voting or disposing of the securities of the Company.

Moreover, the Company’s 2016 annual meeting of shareholders was held in June 2016 without Mr. Richmond, Mr. Ravich or anyone else attempting to influence the voting or withholding of proxies.

As the Staff may be aware, the Company has filed a lawsuit against (i) David S. Richmond, Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC, Richmond Brothers 401(k) Profit Sharing Plan and Matthew J. Curfman (collectively, the “Richmond Parties”); (ii) Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust and Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the “Ravich Parties”); Chris Paxos; Jay F. Joliat and David Hagelstein (together with Messrs. Paxos and Joliat, the “Individuals”) in the Eastern District of Michigan related to the matters raised by the Staff in Comments 1 and 2 of the Staff Letter. Richmond Ravich undertakes to provide the Staff with its court filings related to such comments as they become available, which will include a more detailed analysis of Comments 1 and 2 of the Staff Letter.

2.	Please provide an analysis as to whether all individuals involved in the February 2016 discussions should be part of the Schedule 13D group and should be identified as participants in the current solicitation.

Richmond Ravich acknowledges the Staff’s comment and respectfully advises the Staff of its belief that no parties other than the Richmond Parties and the Ravich Parties should be included in the Richmond Ravich’s Schedule 13D or be identified as participants in Richmond Ravich’s current solicitation.

As explained in the response to Comment 1 above, the Richmond Parties and the Ravich Parties never had a formal or informal understanding with respect to the securities of the Company or any agreement or arrangement to take concerted action with respect to the Company before their Schedule 13D was filed in February 2017. Moreover, the collective communications with Mr. Chioini ceased as of March 2016. The communications made by the parties were made with the hope that the Company would voluntarily take action to improve its communications with shareholders and better its corporate governance practices. The Company held separate meetings with some, but not all, of the defendants named in the Company’s lawsuit. There was never a meeting of the minds among the Richmond Parties, the Ravich Parties and the Individuals as to what action, if any, should be taken to improve the Company. Accordingly, such parties ceased their collective correspondence, and no collective discussions or actions were taken or contemplated except for by the Richmond Parties and the Ravich Parties, who have jointly filed a Schedule 13D.

March 17, 2017

Richmond Ravich advises the Staff that no agreement, arrangement or understanding, whether formal or informal, exists (or ever existed) between the members of the Richmond Ravich’s Schedule 13D group and any other party with respect to acquiring, holding, voting or disposing of the Company’s common stock as a group under Section 13(d) of the Exchange Act, or otherwise. In addition, unprompted and unsolicited, Mr. Hagelstein informed Richmond Ravich that he would be voting with management at the upcoming 2017 annual meeting of shareholders (the “2017 Annual Meeting”), as he had done in 2016.

To quell any remaining doubt as to whether any of the other defendants in the Company’s lawsuit should be deemed a “participant” in Richmond Ravich’s solicitation in connection with the 2017 Annual Meeting, Richmond Ravich hereby advises the Staff that no such Individual or any other party:

•	Is a member of Richmond Ravich’s Schedule 13D group;
•	Has or will take initiative or engage in organizing, directing, or arranging for the financing of Richmond Ravich’s solicitation;
•	Has or will finance Richmond Ravich’s anticipated solicitation of proxies;
•	Has or will lend money or furnish credit or enter into any other arrangements, pursuant to any contract or understanding with a participant to Richmond Ravich’s solicitation, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the Company; or
•	Has or will solicit any proxies for Richmond Ravich.

As indicated in the response to Comment 1 above, Richmond Ravich undertakes to provide the Staff with its court filings related to the Staff’s comments as they become available, which will include a more detailed analysis of Comments 1 and 2 of the Staff Letter.

3.	Disclosure states that the company “announced ... that it effectively priced Triferic out of the market in order to seek higher reimbursement.” Please provide support for this statement.

Richmond Ravich acknowledges the Staff’s comment and provides the following supplemental disclosure. By way of background, in January 2011, Medicare launched bundled pricing for end-stage renal disease, or kidney failure (“ESRD”). Essentially, with the launch of bundled pricing, the prices of all of the services and products to treat ESRD were combined into one price paid per treatment. This price has not change much in the past 6 years; however, the Centers for Medicare and Medicaid Services (“CMS”) allows some new treatments to receive an add-on reimbursement that pays 106% of a drug's average selling price for two years. This “transitional add-on pricing” is what the Company is seeking for Triferic. The Company first approached CMS in November 2015 to ask for the transitional add-on payment for Triferic. CMS ruled that Triferic didn't qualify for the add-on payment and that it would be placed in the bundle. The Company’s management disagreed with the decision and has been working ever since to secure the transitional add-on payment.

March 17, 2017

On the Company’s Q4 2015 earnings conference call that took place on February 29, 2016, the following was disclosed by Mr. Chioini:

“The other key initiative, which is extremely important for the commercial process, is reimbursement. As you are aware, the Centers for Medicare and Medicaid Services or CMS, granted a unique product reimbursement J-Code for Triferic, which became effective on January 1 this year.

In November of last year, CMS informed us that Triferic was going to be part of the ESRD reimbursement payment, the bundled payment. We felt, however, that Triferic met the criteria to be granted a transitional add-on payment, which would place Triferic reimbursement outside of the bundle for a period of time. So we began discussions with CMS and those discussions with Medicare policymakers are ongoing.

Transitional add-on payment allows for reimbursement of a drug to be at approximately 106% of the average sales price for approximately two years. This reimbursement to dialysis providers covers the cost associated with acquiring and using the drug therapy and will help cover the cost of adopting a new innovative therapy into their clinics.

This two-year transitional period enable CMS to determine the average sales price and utilization rates over that time, while also collecting other clinical data. Then a computation is made based on the average sales price to arrive at $1 amount that is added on to the bundled payment to cover the drug’s cost going forward.

For example, after two years some amount of money, such as $5, may be added to the bundled payment of $245 to cover reimbursement for Triferic. CMS has established a pathway that would allow drugs like Triferic to be reimbursed through the transitional add-on mechanism.”

In ESRD, the current price for iron is approximately $600 per patient per year. On the Q4 2015 earnings conference call, Mr. Chioini indicated that if Triferic achieved the transitional add-on payment, it would be similar to adding $5 to the bundle, which would equate to an additional $780 per patient per year (52 weeks x 3 treatments per week x $5). What was clarified to many investors and analysts following the call was that if the Company sold Triferic at the bundle price it was approved for, then it could not ask for a higher price for the transitional add-on pricing. Therefore, the Company priced the product well above and effectively out of the market (approximately 3x more than the approved bundle as the Company privately informed certain shareholders) in order to maximize the potential for the transitional add-on payment if achieved (i.e. the higher the average price it is sold at, the higher the reimbursement). Richmond Ravich acknowledges that the Company did not explicitly state on the Q4 2015 earnings conference call that it effectively priced Triferic out of the market in order to seek higher reimbursement; however, that was the effect of the strategy disclosed on the call and what was communicated privately to investors.

March 17, 2017

4.	The company’s filings appear to indicate that only one board seat is up for election. Please advise why soliciting materials indicate that you are nominating two persons for the board of directors.

Richmond Ravich acknowledges the Staff’s comment and respectfully advises the Staff that, as explained in the Soliciting Material, the Company has not disclosed which class director Robin L. Smith belongs to, making it unclear whether one or two Board seats are up for election at the upcoming 2017 Annual Meeting. Specifically, the Company filed a Form 8-K on June 23, 2016 disclosing that the Board voted to expand the size of the Board from four to five directors and appointed Dr. Smith as a director of the Company; however, the Company failed to disclose which class of directors Dr. Smith was assigned to.

Furthermore, Richmond Ravich is not aware of any Company filing stating that only one Board seat is up for election at the 2017 Annual Meeting. Although the Company disclosed in an exhibit to its Form 8-K filed on March 3, 2017 that the Company has nominated David Domzalski to replace Ken Holt as a director at the 2017 Annual Meeting, the Company did not indicate that only one seat is up for election at the 2017 Annual Meeting. To the extent that only one seat is up for election at the 2017 Annual Meeting, Richmond Ravich intends to withdraw one of its nominees.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Ryan Nebel

Ryan Nebel

cc:	David S. Richmond, Richmond Brothers, Inc. Mark H. Ravich Steve Wolosky, Olshan Frome Wolosky LLP